SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of August 1, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces regulatory approval of internal corporate structure changes.

Press Release of August 27, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces the publication of supplementary prospectus relating to the EUR 3,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V.

Press Release of September 17, 2012 — Coca-Cola Hellenic Bottling Company S.A. responds to media comments.

Coca-Cola Hellenic Bottling Company S.A.

responds to media comments

Athens, Greece — 17 September 2012 — In response to recent comments in the media, Coca-Cola Hellenic Bottling Company S.A. announces that, consistent with previous statements, it is seeking to better leverage its stock exchange listings.

This continues to be work in progress. No specific approach has been selected. The ongoing review of our listings and the liquidity of our securities is one of the ways in which we seek to create value for our shareholders.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces regulatory approval of internal corporate structure changes

Athens, Greece — 1 August 2012 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announces that the Region of Attica by virtue of its decision No. EM-18753/12/31-7-2012, approved the internal changes to Coca-Cola Hellenic’s corporate structure.

Coca-Cola Hellenic’s Greek operating assets and liabilities were transferred to a wholly-owned subsidiary of Coca-Cola Hellenic in accordance with the provisions of Greek Law 2166/1993.

The changes in the corporate structure bring the operations in Greece in line with the majority of Group operations in other countries, reduce complexity and have no impact on Coca-Cola Hellenic’s customers, employees or shareholders.

The new corporate structure ensures a clear distinction between Coca-Cola Hellenic, which manages operations in 28 countries, and our Greek operations, which produce, distribute and sell Coca-Cola Hellenic’s products in Greece.

The name of our company remains Coca-Cola Hellenic Bottling Company SA (distinctive title: Coca-Cola Hellenic). Our Greek subsidiary is being re-named to Coca-Cola HBC Greece S.A.I.C, maintaining the widely recognized in Greece distinctive title of Coca-Cola Tria Epsilon (3E) and continues to be engaged in the production, distribution and sales of our products in Greece as was the case for the last 43 years.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 2036035222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the publication of supplementary prospectus relating to the

EUR 3,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V.

Athens, Greece — 27 August 2012 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola Hellenic) announces today that the following supplementary prospectus has been approved by the UK Listing Authority and has been published.

Supplementary Prospectus number 3, dated 24 August 2012, in respect of the €3,000,000,000 Euro Medium Term Note Programme dated 10 April 2012 of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor.

The Supplementary Prospectus number 3 relates to the ongoing update of the €3,000,000,000 Euro Medium Term Note Programme and incorporates by reference the interim results of Coca-Cola Hellenic and Coca-Cola HBC Finance BV for the six months ended 29 June 2012.

To view the full text of the 24 August 2012 supplementary prospectus, please paste the following URL into the address bar of your browser.

http://www.coca-colahellenic.com/investorrelations/Debtholders/Fundingsources/

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 203 6035 222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date:  September 20, 2012